Exhibit 99.1

Histopathology Preclinical Data from ImmunoPrecise’s Polytope™ Program Confirms Lung Inflammation Reduction

Treatment with TATX-03a substantially reduced bronchitis and tracheitis severity in preclinical studies

- New histopathology data show that the significantly reduced viral load observed after prophylactic and therapeutic treatment with TATX-03a is accompanied by minimal lung inflammation in SARS-CoV-2 challenged hamsters.

- Antibody sequences modified to facilitate manufacturing and clinical studies. The ability of the modified antibodies to bind target was not altered by the optimization.

- Unaffected binding profiles of optimized TATX-03 cocktail antibodies released, which are anticipated to increase clinical suitability.

- Dr. Ilse Roodink and Dr. Debby Kruijsen to host live webinar Thursday, June 17th, 2021, at 11:00 a.m. ET (8:00 a.m. PT)

VICTORIA, British Columbia--(BUSINESS WIRE)--June 17, 2021--IMMUNOPRECISE ANTIBODIES LTD (the "Company" or "IPA") (NASDAQ: IPA) (TSX VENTURE: IPA) today announced additional results from its in vivo hamster challenge efficacy study of TATX-03a PolyTope™ Therapy, a four monoclonal antibody cocktail being developed for the potential prevention and treatment of SARS-CoV-2, demonstrating reduced bronchitis and tracheitis inflammation severity. The Company concurrently announced optimization results of TATX-03 cocktail components designed to improve clinical suitability of their PolyTope therapy.

Histopathology data of efficacy study in SARS-CoV-2 challenged hamsters:

The primary endpoint evaluated in the preclinical study previously announced on February 19, 2021, measured viral load as the main indicator of therapeutic efficacy. The recently completed histopathology analyses of the tissues harvested from this same study demonstrate that prophylactic and therapeutic treatment using TATX-03a on SARS-CoV-2 challenged animals also reduced inflammation severity of the main conducting airway tissues compared to study control animals. In addition, only mild inflammation of the trachea was observed in animals treated with TATX-03a post-challenge.

“It is very encouraging that, in addition to meeting the study endpoint criteria evaluating the impact of our therapy on viral load, treatment with TATX-03a also reduced bronchitis and tracheitis severity” stated Dr. Ilse Roodink, IPA’s Global Program Director for COVID Research. “These observations indicate that the previously reported data of reduced replication-competent viral titers following TATX-03 treatment also translate to decreased disease severity in the hamster challenge model, strengthening the potential of our PolyTope therapy for prevention and treatment of COVID.”

Light molecular optimization of two cocktail components intended to promote potential clinical success:

In parallel to in vivo efficacy evaluation, the Company assessed the developability profiles of the individual components of TATX-03. Based on this assessment, the Company applied light molecular optimization to selected antibodies with the goal to minimize manufacturing liabilities and promote potential clinical success of their PolyTope SARS-CoV-2 therapy. The optimization focused on removal of sites in the antigen binding fragment that might not be fully processed during clinical product development, and which had the potential to reduce clinical manufacturing yields. Optimization also addressed replacing non-germline residues, a process intended to reduce immunogenicity risks. Reactivity screening performed by the Company confirmed that the binding profiles of the modified antibodies were not affected during product optimization. The Company anticipates that these optimization efforts positively impact clinical suitability of TATX-03. Stable pool generation of the optimized leads to source toxicology/toxicokinetic studies and to generate cGMP cell banking is currently ongoing at ChemPartner Biologics (Shanghai) Co., Ltd.

Simultaneous to the molecular optimization described herein, the Company continues to plan for IND submission of TATX-03 to pursue human clinical studies evaluating the potential of the cocktail to protect and/or treat COVID-19 patients.

To learn how IPA's PolyTope™ approach and the data obtained to date about its potential to prevent and treat by SARS-CoV-2 and tested variants of concern, register for ImmunoPrecise’s webinar, to be held today, Thursday, June 17, 2021, at 11:00 a.m. ET hosted by Dr. Ilse Roodink and Dr. Debby Kruijsen.
Click HERE to Register

About ImmunoPrecise Antibodies

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company aims to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the potential of IPA’s PolyTope monoclonal antibodies, including TATX-03, to provide strong anti-viral effects against SARS-CoV-2/COVID-19 disease or any variant of the virus as either a prophylactic (preventative) or treatment, to retain efficacy over time, to reduce or suppress the emergence of novel variants as well as its potential to prevent the spread of variants, to have antibodies available to add to its PolyTope antibody cocktail to respond to new virus variants, the expected timing to complete final IND-enabling efficacy studies and whether those studies will be sufficient to support the filing of an IND and clinical evaluation. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in developing its PolyTope monoclonal antibodies, including TATX-03 and 23-H7, or other vaccines or therapeutics against COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of its products, and, be successful in partnering or commercializing its products related to COVID-19, the coverage and applicability of the Company’s intellectual property rights to its PolyTope antibody cocktails, as well as those risks discussed in the Company’s Annual Information Form dated November 16, 2020 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated December 28, 2020 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investors:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com